Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

This announcement appears for information purposes only and does not constitute an invitation or offer to acquire, purchase or subscribe for securities of China Southern Airlines Company Limited.

COMPLETION OF THE NON-PUBLIC ISSUANCE OF A SHARES

Reference is made to the announcements of China Southern Airlines Company Limited (the “Company”) dated 30 October 2019, 6 January 2020, 15 April 2020, 26 April 2020, 29 April 2020 and 27 May 2020 (the “Announcements”) and the circular of the Company dated 12 November 2019 (the “Circular”) in relation to, amongst others, the A Share Issuance of the Company. Unless otherwise defined, capitalised terms used herein shall have the same meaning as those defined in the Announcements and the Circular.

The Company is pleased to announce the following results of the A Share Issuance:

1.	NUMBER OF SHARES ISSUED AND ISSUE PRICE

Type of shares:	RMB ordinary shares (A Shares)

Number of shares issued:	2,453,434,457 Shares

Issue price:	RMB5.21 per Share

Total proceeds:	RMB12,782,393,520.97

Net proceeds:	RMB12,776,261,540.41

2.	NUMBER OF SHARES SUBSCRIBED AND LOCK-UP PERIOD

No.	Placee(s)	Number of shares subscribed (shares)	Subscription amount (RMB)	Lock-up period (months)
1	China Southern Air Holding Company Limited	2,453,434,457	12,782,393,520.97	36

3.	EXPECTED LISTED FOR TRADING DATES

On 17 June 2020, the procedures for registration of the new A Shares with the Shanghai Securities Depository and Clearing Corporation Limited were completed. The new A Shares are subject to trading restrictions, and the lock-up period will be calculated from the day after the completion of registration.

4.	TRANSFER OF ASSETS

All shares under the A share Issuance were subscribed in cash and did not involve any transfer of non-cash assets.

5.	CHANGES IN THE TOP TEN SHAREHOLDERS OF THE COMPANY BEFORE AND AFTER THE A SHARE ISSUANCE

(1) Top ten Shareholders of the Company before the A Share Issuance

As of 30 April 2020, the top ten Shareholders of the Company before the A Share Issuance are as follows:

No.	Name of Shareholder (full name)	Number of Shares held (shares)	Percentage of issued A Share capital (%)	Type
1	China Southern Air Holding Company Limited	4,528,431,323	52.65	A Shares not subject to trading restrictions and A Shares subject to trading restrictions
2	Hong Kong Securities Clearing Company Limited	539,800,664	6.28	A Shares not subject to trading restrictions
3	China National Aviation Fuel Group Corporation	490,980,970	5.71	A Shares not subject to trading restrictions
4	China Securities Finance Corporation Limited	320,484,156	3.73	A Shares not subject to trading restrictions
5	China Structural Reform Fund Co., Ltd.	242,524,916	2.82	A Shares not subject to trading restrictions
6	Spring Airlines Co., Ltd.	140,531,561	1.63	A Shares not subject to trading restrictions
7	Guo Xin Central Enterprise Operation Investment Fund Management (Guangzhou) Co., Ltd. – Guo Xin Central Enterprise Operation (Guangzhou) Investment Fund (LLP)	70,006,275	0.81	A Shares not subject to trading restrictions
8	Central Huijin Investment Ltd.	64,510,900	0.75	A Shares not subject to trading restrictions
9	Zhong Hang Xin Gang Gaurantee Co., Ltd.	47,528,800	0.55	A Shares not subject to trading restrictions
10	Dacheng Fund—ABC—Dacheng—CSF Financial Asset Management Plan	41,732,400	0.49	A Shares not subject to trading restrictions
	Total:	6,486,531,965	75.42

(2) Top ten Shareholders of the Company after the A Share Issuance

The top ten Shareholders of the Company upon the completion of registration of the new A Shares issued pursuant to the A Share Issuance are set out as follows:

No.	Name of Shareholder (full name)	Number of Shares held (shares)	Percentage of issued A Share capital (%)	Number of Shares subject to trading restrictions (shares)	Type
1	China Southern Air Holding Company Limited	6,981,865,780	63.16	2,942,637,115	A Shares not subject to trading restrictions and A Shares subject to trading restrictions
2	Hong Kong Securities Clearing Company Limited	569,912,868	5.16	—	A Shares not subject to trading restrictions
3	China National Aviation Fuel Group Corporation	490,980,970	4.44	—	A Shares not subject to trading restrictions
4	China Securities Finance Corporation Limited	320,484,156	2.90	—	A Shares not subject to trading restrictions
5	China Structural Reform Fund Co., Ltd.	242,524,916	2.19	—	A Shares not subject to trading restrictions
6	Spring Airlines Co., Ltd.	140,531,561	1.27	—	A Shares not subject to trading restrictions
7	Guo Xin Central Enterprise Operation Investment Fund Management (Guangzhou) Co., Ltd. – Guo Xin Central Enterprise Operation (Guangzhou) Investment Fund (LLP)	70,006,275	0.63	—	A Shares not subject to trading restrictions
8	Central Huijin Investment Ltd.	64,510,900	0.58	—	A Shares not subject to trading restrictions
9	Zhong Hang Xin Gang Gaurantee Co., Ltd.	47,448,800	0.43	—	A Shares not subject to trading restrictions
10	Dacheng Fund—ABC—Dacheng—CSF Financial Asset Management Plan	41,732,400	0.38	—	A Shares not subject to trading restrictions
	Total:	8,969,998,626	81.14	2,942,637,115	—

6.	CHANGES IN SHAREHOLDING STRUCTURE BEFORE AND AFTER THE A SHARE ISSUANCE

Upon the completion of the A Share Issuance, the number of Shares subject to trading restrictions of the Company has increased by 2,453,434,457 Shares. The changes in shareholding structure of the Company before and after the A Share Issuance are as follows:

Type of Shares	Before the A Share Issuance (As of 30 April 2020)		Changes	After the A Share Issuance (As of 17 June 2020)
	Number of Shares (shares)	Percentage of total issued share capital	Number of Shares (shares)	Number of Shares (shares)	Percentage of total issued share capital
Shares subject to trading restrictions	1,698,824,235	13.19%	2,453,434,457	4,152,258,692	27.09%
Among which:
A Shares	489,202,658	3.80%	2,453,434,457	2,942,637,115	19.20%
H Shares	1,209,621,577	9.39%	—	1,209,621,577	7.89%
Shares not subject to trading restrictions	11,177,043,703	86.81%	—	11,177,043,703	72.91%
Among which:
A Shares	8,111,520,431	63.00%	—	8,111,520,431	52.92%
H Shares	3,065,523,272	23.81%	—	3,065,523,272	20.00%
Total:	12,875,867,938	100.00%	2,453,434,457	15,329,302,395	100.00%

7.	INTERMEDIARIES

Sponsor (lead underwriter):	China International Capital Corporation Limited

Joint lead underwriter:	CSC Financial Co., Ltd.
Huatai United Securities Co., Ltd.
Morgan Stanley Huaxin Securities Co., Ltd.

By order of the Board
China Southern Airlines Company Limited
Xie Bing
Company Secretary

Guangzhou, the People’s Republic of China

18 June 2020

As at the date of this announcement, the Directors include Wang Chang Shun, Ma Xu Lun and Han Wen Sheng as executive Directors; and Zheng Fan, Gu Hui Zhong, Tan Jin Song and Jiao Shu Ge as independent non-executive Directors.